UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

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LCA-VISION INC.
(Name of Registrant as Specified in Its Charter)

STEPHEN N. JOFFE CRAIG P.R. JOFFE ALAN H. BUCKEY JASON T. MOGEL ROBERT PROBST EDWARD J. VONDERBRINK ROBERT H. WEISMAN THE LCA-VISION FULL VALUE COMMITTEE
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PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JANUARY 16, 2009

THE LCA-VISION FULL VALUE COMMITTEE

January [__], 2009

To Our Fellow LCA-Vision Inc. Stockholders:

The members of The LCA-Vision Full Value Committee (the “Committee”) are significant shareholders of LCA-Vision, Inc., a Delaware corporation (“LCA-Vision” or the “Company”). Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey own in the aggregate approximately 11.4% of the outstanding shares of the Company, making us one of the Company’s largest stockholders.  We own over 16 times the stock owned by all of the Company’s directors and officers combined. The Committee includes the founders and former executive management team of LCA-Vision that helped build the Company from the ground up into the industry leader it once was -- Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey.

LCA-Vision is experiencing a serious financial and operating crisis

LCA-Vision is experiencing a serious financial and operating crisis. In a very short period of time, over 90% of the Company’s value has been wiped out under the existing executive management team and Board of Directors (the “Board”). In the little more than two years since Steven Straus was hired as CEO by the Board of Directors in November 2006, LCA-Vision shares have decreased from $32.71 to $3.12, the closing price on the day before we disclosed our 11.4% position in a filing with the Securities and Exchange Commission. This represents an astounding loss in market capitalization to the Company’s stockholders of hundreds of millions of dollars and is simply unacceptable.

Since November 5, 2008, the date our sizeable position was first disclosed, LCA-Vision’s stock price has increased more than 45% to $4.60, the price per share as of the close on January 14, 2009.  Regardless of the metric or indicator one looks at - whether the Company’s market capitalization, same store revenues, procedural volume, marketing costs, cash on the balance sheet, or employee attrition and morale - the story of abysmal performance is the same. While we know macroeconomic, industry and consumer challenges have contributed, in part, to the Company’s difficulties, we believe the Company’s disastrous performance is primarily attributable to a lack of strategic direction, poor decision-making, and poor execution by the Board and management team.

What’s perhaps even more alarming, the management and Board do not seem to share our serious concerns, or feel any sense of urgency regarding this dramatic decline in the Company’s operating and stock performance. As recently as December 10, 2008, in fact, the Board wrote to us that “it does not agree with your description of the Company’s condition as “dire” or its prognosis as “poor.”  We believe that the current Board of Directors should be held accountable for such disastrous performance.

While it has been overseeing this dramatic loss of stockholder value, the current management team has profited handsomely. In the first quarter of 2008, the LCA Board granted the CEO an 8% raise. In the second quarter of 2008, upon announcing disastrous financial and operating results, the LCA Board significantly increased the CEO’s guaranteed payments under a golden parachute from one year to two years of severance, and provided him with other benefits. Then, less than two months later, the Board granted the other members of management one year golden parachutes while at the same time freezing salaries for all other employees.  We believe such compensation practices are out of line with common corporate practice, completely unjustified and decidedly not in the best interests of the stockholders.

The LCA-Vision Full Value Committee has a plan to right the ship and put the Company back on course

The LCA-Vision Full Value Committee has a plan to right the ship and put the Company back on course towards maximizing stockholder value. In light of the depth of our past experience, with the Company, in the laser correction industry generally, and in the other areas critical to rebuilding the Company, we are uniquely positioned to help turn LCA-Vision around. We will do everything within our power to save the Company that we worked so hard to build into an industry leader. Under the leadership of Dr. Joffe and Messrs. Buckey and Joffe, as recently as 2006, LCA-Vision was named one of the top Small Cap Growth companies in the United States by Fortune and one of the “Hot Growth Companies” by Business Week. With your support and a lot of hard work by a passionate and dedicated team, we are committed to turn the Company around to get there again.

Over the course of the past few months we have urged the Board and management to take immediate steps to improve the Company’s operating results and protect and enhance stockholder value. We have attempted numerous times to voice our serious concerns to the Board regarding the Company’s woeful performance, and to offer our assistance and expertise to work together to help turn the Company around. Within three days of our November 21, 2008 letter to the Chairman of the Board, the Company adopted a ‘Poison Pill’ designed, we believe, to further entrench the Company’s Board and management.

The current Board and management have failedto implement an effective alternative

The current Board and management have not only ignored our repeated, good faith offers to provide the Company much-needed assistance, but have also failed, in our view, to implement any alternative plan that has delivered acceptable results. Given our frustration with the Company’s response to our efforts to communicate serious concerns regarding the Company’s underperformance, we concluded that the best way to protect our sizeable investment would be to fix the Company ourselves by pursuing a change in the Board and senior management. The failure of the existing Board to commit to the immediate reconstitution of the Board we have proposed has left us with no alternative but to seek a reconstitution of the Board through the consent of LCA-Vision stockholders. Because time is of the essence, we have undertaken this solicitation. We view a direct solicitation as the most expeditious means of reconstituting the Board, so that new Directors can work to restore the confidence of the Company’s stockholders and physicians, ensuring that the Company can move forward over the long-term as a financially healthy and operationally sound enterprise.

The Committee strongly believes it is in LCA-Vision’s best interests to change the Company’s leadership

The Committee strongly believes it is in LCA-Vision’s best interests to change the Company’s leadership, both at the CEO and the Board level, by reconstituting the Board with new Directors who combine deep experience in the laser correction industry with the right mix of board level expertise.  We have gone to great lengths to assemble a team of five director nominees who we believe will make significant contributions to the future of LCA-Vision, if elected. Other than Dr. Joffe, who was employed by the Company within the last 3 years, each of these candidates is independent of LCA-Vision and Dr. Joffe, Mr. Joffe and Mr. Buckey. We are seeking your support for the removal of each current director of LCA-Vision and the election of our five director nominees -- Dr. Stephen N. Joffe, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman.

Through the enclosed Consent Solicitation Statement, we are soliciting your consent for a number of proposals, the effect of which will be to replace the members of the Board of Directors with a group of highly qualified director nominees.  By providing your consent, you will help to enable the proposals we have made to reconstitute the Board succeed. We urge all stockholders to support this effort.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.  The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about [______], 2009.

We urge you not to sign any revocation of consent card that may be sent to you by LCA-Vision.  If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to The LCA-Vision Committee, in care of Innisfree M&A Incorporated, which is assisting us, at their address listed below, or to the principal executive offices of LCA-Vision.

We have the right people.  We have the right plan.  It is time for a change!

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated at their address and toll-free number listed below.

Thank you for your support,

THE LCA-VISION FULL VALUE COMMITTEE

If you have any questions, require assistance in submitting your WHITE consent card, or need additional copies of the Committee’s consent solicitation materials, please call
Innisfree M&A Incorporated at the phone numbers listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY  10022
Stockholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833

LCA-VISION INC.
_________________________

CONSENT STATEMENT

OF

THE LCA-VISION FULL VALUE COMMITTEE

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the enclosed WHITE consent card are being furnished by The LCA-Vision Full Value Committee (the “Committee”) in connection with our solicitation of written consents from you, holders of shares of Common Stock, par value $0.001 per share (the “Common Stock”), of LCA-Vision, Inc., a Delaware corporation (“LCA-Vision” or the “Company”).  A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. The Committee is comprised of Dr. Stephen N. Joffe, Craig P.R. Joffe, Alan H. Buckey, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman. We are soliciting written consents from the holders of shares of Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal No. 1 – Repeal any provision of the LCA-Vision Bylaws (“the Bylaws”) in effect at the time this proposal becomes effective that were not included in the Bylaws that became effective on December 31, 2008 and were filed with the Securities and Exchange Commission on January 6, 2009 (the “Bylaw Restoration Proposal”);

Proposal No. 2 – Remove without cause each member of the Board of Directors of the Company (the “Board”) and each person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships prior to the effectiveness of the Election Proposal (the “Removal Proposal”); and

Proposal No. 3 – Elect each of Dr. Stephen N. Joffe, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of LCA-Vision (or, if any such Nominee is unable or unwilling to serve as a director of LCA-Vision, any other person designated as a Nominee by the remaining Nominee or Nominees) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of LCA-Vision on or about [______ __], 2009 (the “Mailing Date”).

We are soliciting your consent in favor of the adoption of the Removal Proposal and the Election Proposal because we believe LCA-Vision stockholders will be best served by Nominees who are committed to safeguarding and promoting the best interests of all LCA-Vision stockholders.

In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board as set forth herein and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before January 6, 2009, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of LCA-Vision.

On January 16, 2009, the Committee provided written notice to the secretary of LCA-Vision requesting that the Board fix a record date, pursuant to the Bylaws, for determining stockholders entitled to give their written consent in connection with this consent solicitation, and on [______ __], 2009, LCA-Vision notified the Committee that the Board had fixed [______ __], 2009 as the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation (the “Record Date”).

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the Common Stock outstanding as of the close of business on the Record Date.  Each Proposal will be effective without further action when we deliver to LCA-Vision such requisite number of consents. Neither the Bylaw Restoration Proposal nor the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. The Election Proposal is conditioned in part upon the effectiveness of the Removal Proposal. If none of the then existing members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to LCA-Vision within 60 days of the earliest dated written consent delivered to LCA-Vision. Craig P.R. Joffe delivered his written consent to LCA-Vision on [________ __], 2009. Consequently, by [_____ __], 2009, the Committee will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date.  We intend to set [_____ __], 2009 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Committee reserves the right to submit to LCA-Vision consents at any time within 60 days of the earliest dated written consent delivered to LCA-Vision. See “Consent Procedures” for additional information regarding such procedures.

As of the Mailing Date, the members of the Committee were the beneficial owners of an aggregate of 2,115,320 shares of Common Stock, which currently represent approximately 11.4% of the issued and outstanding shares of Common Stock. The members of the Committee intend to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

According to LCA-Vision’s public filings, there were _______ shares of Common Stock outstanding as of the Record Date. The stockholders of LCA-Vision are entitled to one vote per share of Common Stock.

We urge you to vote in favor of the Proposals by signing, dating and returning the enclosed WHITE consent card. The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY THE LCA-VISION FULL VALUE COMMITTEE AND NOT BY OR ON BEHALF OF THE COMPANY. THE LCA-VISION FULL VALUE COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

IMPORTANT
PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. The LCA-Vision Full Value Committee urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to The LCA-Vision Full Value Committee c/o Innisfree M&A Incorporated (“Innisfree” or “Innisfree M&A Incorporated”) at 501 Madison Avenue, 20th Floor, New York, New York 10022 so that The LCA-Vision Full Value Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions about executing or delivering your WHITE consent card or require assistance, please contact:

501 Madison Avenue, 20th Floor
New York, NY 10022

Stockholders call toll free: 888-750-5834
Banks and brokers call collect: 212-750-5833

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions.  The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement.  We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The LCA-Vision Full Value Committee (the “Committee”) is making this solicitation.  The Committee is comprised of the founders and former executive management team of LCA-Vision, Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey, and the Committee’s Nominees, Dr. Joffe, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman.  As of [______ ___, 2009], the mailing date in connection with the solicitation, the members of the Committee hold in the aggregate [2,115,320] shares of Common Stock, or approximately [11.4]% of the Common Stock outstanding, as disclosed in our most recent amendment to Schedule 13D filed with the SEC on [______ __], 2009. Dr. Stephen N. Joffe is the founder and former Chairman and Chief Executive Officer of LCA-Vision, where he served as Chairman and CEO for over a decade.  He was the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  Craig P.R. Joffe was Interim Chief Executive Officer of LCA-Vision from March 2006 through November 2006.  He was appointed Chief Operating Officer of LCA-Vision in September 2005, a position he held through his resignation in March 2007. He also served on the Board from 2004 through March 2007, and previously served as a Director from 1995 to 1997.  He resigned over concerns about the strategic direction of the Company under the leadership of the Board and the recently-appointed CEO.  Alan H. Buckey was Executive Vice President of Finance and Chief Financial Officer for LCA-Vision from March 2000 to June 2008.  He resigned from the Company in June 2008 over disagreements with the CEO and the Board.

Each member of the Committee may be deemed a participant in this consent solicitation. For additional information on the participants, please see “Additional Information Concerning the Participants” on page [__].

WHAT ARE YOU ASKING THAT THE STOCKHOLDERS CONSENT TO?

The Committee is asking you to consent to three corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, and (3) the Election Proposal.

The Committee is asking you to consent to the Removal Proposal and the Election Proposal to remove LCA-Vision’s current directors and any appointees to the Board prior to the effectiveness of the Election Proposal, and to replace them with the Nominees. In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Board prior to the election of such Nominees, the Committee is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We are soliciting your consent because we believe the current Board and management team are not pursuing the most effective plan to protect and enhance your investment in LCA-Vision. We believe much more can be done to maximize stockholder value and that it is time for immediate change at both the Board and executive management level. We believe the approval of our Proposals will provide the Company with qualified and committed directors who will urge the Board to appoint Dr. Stephen Joffe as Chief Executive Officer, Craig P.R. Joffe as President and Chief Operating Officer and Alan H. Buckey as Chief Financial Officer, and direct management to take decisive steps to maximize stockholder value through optimizing operational performance.

WHO ARE THE NOMINEES THE COMMITTEE IS PROPOSING TO ELECT TO THE LCA-VISION BOARD?

The Committee is asking you to elect each of Dr. Stephen Joffe, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman as a director of LCA-Vision.  The business experience of these highly qualified individuals is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO CONSENT TO THE PROPOSALS?

If you are a record owner of Common Stock as of the close of business on the Record Date, you have the right to consent to the Proposals. Pursuant to the Company’s Bylaws, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the Board. The Committee made a request on January 16, 2009 that the Board fix a record date for this consent solicitation. Pursuant to the Bylaws, if the Board does not fix a record date in response to our request, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law.  The filing of this Consent Solicitation Statement with the SEC, whether in preliminary or definitive form, shall not be deemed to be a request by us for the Board to set a record date for the consent solicitation.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible so that our Nominees can be seated on the Board now. In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company. WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Committee’s Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. According to the Company’s preliminary revocation statement filed with the SEC on January 23, 2009, as of January 20, 2009, there were 18,552,985 shares of the Company’s Common Stock outstanding, each entitled to one consent per share. Cumulative voting is not permitted. Assuming that the number of issued and outstanding shares remains 18,552,985 shares on the Record Date, the consent of the holders of at least 9,276,493 shares of Common Stock would be necessary to effect these Proposals. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

WHAT SHOULD YOU DO TO CONSENT TO OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. The Committee urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to The LCA-Vision Full Value Committee c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, New York 10022 so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our consent solicitor, Innisfree M&A Incorporated, toll free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

IMPORTANT

The Committee urges you to express your consent on the WHITE consent card TODAY to:

•	the Removal Proposal and the Election Proposal to remove and replace the incumbent Board with the Nominees; and

•	the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent Board and the election of the Nominees.

REASONS FOR OUR SOLICITATION

We are significant stockholders of the Company.  As of [_______ __], 2009, the mailing date in connection with the solicitation, the Committee owns in the aggregate a total of 2,115,320 shares of Common Stock, representing approximately 11.4% of the issued and outstanding Common Stock.  As significant stockholders of LCA-Vision, the Committee has a vested financial interest in the maximization of the value of the Company’s Common Stock.  Our interests are aligned with the interests of all stockholders: We have one simple goal – to maximize the value of the Common Stock for all stockholders.

We do not believe that the current Board has served the best interests of the Company’s stockholders, and we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance shareholder value.  Without change to the current Board, we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the Company’s current executive management team.

Specifically, our concerns include the following:

•	LCA-Vision’s disastrous stock performance;

•	LCA-Vision’s failure to maintain critical physician relationships and physician confidence;

•	LCA-Vision’s failure to maintain and grow its U.S. market share;

•	The excessive compensation awarded to LCA-Vision’s management;

•	The high level of turnover of senior management since CEO Steven Straus was hired in November 2006;

•	LCA-Vision’s disastrous operational performance;

•	LCA-Vision’s failure to maintain operational excellence;

•	The misalignment of management and Board interests with the best interests of stockholders; and

•	LCA-Vision’s poor capital allocation decisions.

We Do Not Believe the Current Market Valuation Accurately Reflects LCA-Vision’s Intrinsic Value

The Committee believes that the Company’s public market valuation does not accurately reflect the intrinsic value of the Company.  We do not believe that the Board has taken the steps to close this value gap, and we lack confidence in this Board to take the necessary steps to enhance stockholder value. In the little more than two years since Steven Straus was hired as CEO by the Board in November 2006, LCA-Vision shares have decreased over 90% from $32.71 to $3.12, the closing price on the day before we disclosed our 11.4% position in a filing with the Securities and Exchange Commission. This represents an astounding loss in market capitalization to the Company’s stockholders of approximately six hundred million dollars.  Since November 5, 2008, the date our sizeable position was first disclosed, LCA-Vision’s stock price has increased more than 45% to $4.60, the price per share as of the close on January 14, 2009.

We Are Concerned that LCA-Vision Has Failed to Maintain Physician Relationships and Physician Confidence

LCA-Vision is a surgeon-driven healthcare company where 100% of the Company’s revenues are controlled by the Company’s affiliated ophthalmologists, who perform all of the procedures at the Company’s vision centers.  The surgeons are the “asset base” of the Company.  Since Steven Straus was appointed CEO in November 2006, over 10 of the Company’s leading ophthalmologists have either resigned or been terminated by the Company, apparently without cause. In addition, in a letter dated June 10, 2008, a super-majority of the Company’s affiliated surgeons informed the Company’s Chairman and independent directors that they had “NO CONFIDENCE in the ability of Mr. Steven Straus to right the direction of LCA-Vision as a businessman and as a leader of surgeons and staff.” This letter, which was signed by 40 of the 46 surgeons contacted, was followed up by subsequent correspondence to the Board from the surgeons declaring their lack of confidence in the CEO. Rather than respond substantively to the serious concerns expressed to them by the most critical constituency of the Company, the Board responded by adopting more protective indemnification agreements to further insulate themselves “to the fullest extent of the law.” Needless to say, when the concerns of the key revenue producers of the Company apparently fall on deaf ears, the Board’s true commitment to advancing stockholders’ interests must be questioned.

We Are Concerned With LCA-Vision’s Failure To Maintain And Grow U.S. Market Share

Since the fourth quarter of 2006, when Mr. Straus was appointed CEO by the Board, the Company’s U.S. market share has decreased from approximately 15% to just over 10%, even despite opening 19 vision centers during such time.  In addition, in the most recent quarter ended September 2008, the Company’s procedure volume declined 52% year-over-year, while the Company’s largest public competitor was only down 31% and the laser vision correction industry as a whole was down approximately 35%. Despite the Company’s rapidly declining performance, in a press release on June 25, 2008, E. Anthony Woods, the Company’s Chairman, confirmed the Board “strongly supports the executive management team in affirming the strategic direction of the Company.”

We Have Concerns with the Compensation of LCA-Vision’s Senior Management

Despite the Company’s deteriorating stock price and declining operating performance, in the first quarter of 2008 the Board granted CEO Steven Straus an 8% raise. In the second quarter of 2008, upon announcing poor financial and operating results, the Board significantly increased Mr. Straus’s guaranteed payments under a golden parachute from one year of severance to two years, and provided him with other benefits. Then, less than two months later, the Board granted the other members of management one year golden parachutes - while at the same time freezing salaries for all other employees in July 2008.  A stated goal of the Company’s Compensation Committee is to provide “a direct link between executive officer compensation and the interests of the Company’s stockholders by making a significant portion of executive compensation dependent upon the financial performance of the Company.”  We believe the Company’s actual compensation practices are not in line with the stated goal of the Compensation Committee or common corporate practice, are unjustified and are decidedly not in the best interests of the stockholders.

We Are Concerned With the High Level Of Turnover Of Senior Management Since the Hiring of Steven Straus

                Since Steven Straus was appointed CEO in November 2006, there has been significant employee turnover -- not only of the executive management team, but also literally 100% turnover at the Operational Vice President level.  We believe the loss of industry experience and institutional memory has had a material impact on the Company’s operational and financial performance.

We Are Concerned With LCA-Vision’s Failure To Maintain Operational Excellence

                At one point, the Company was considered the “gold standard” of operational excellence in the industry, with strong operational management teams comprised of experienced executives and proprietary information systems used effectively to help manage the business.  Since the appointment of Steve Straus as CEO in November 2006, operational yields of appointments to treated patients have declined significantly.  The executive management team has itself pointed out on numerous investor conference calls that it was experiencing challenges regarding preoperative show rate, conversion, and surgical show rate.  Based on our prior experience managing the Company, we believe the degradation in such key operating metrics has had a material impact on the Company’s operational and financial performance.

We Believe there is Misalignment between the Interests of Management and the Board and the Best Interests of all Stockholders of the Company

We believe the apparent lack of concern for stockholder value is at least, in part, due to the fact that the current directors have little personal stake in the company. It should be noted that collectively the members of the Board and the executive management team beneficially own less than 1% of the Company. And approximately half of the shares owned by the Board were granted by the Company as compensation to the Board for their service. In one of its first actions upon the departure in 2006 of the Company’s founder, Dr. Stephen Joffe, the Board more than doubled their own compensation.  In fact, two of the four independent directors also sit together on the Board of an S&P 500 company, where they receive similar compensation to what they pay themselves for serving on the Board of LCA-Vision.  Furthermore, with the compensation structure they adopted at LCA-Vision, the independent directors receive an ever-increasing number of shares as the Company’s stock price declines, further diluting the interests of the Company’s stockholders.

We were also upset to learn that the Board adopted a Poison Pill on November 24, 2008, without first seeking or obtaining stockholder approval. While some proponents claim that Poison Pills give a board more time to evaluate an acquisition offer and induce a bidder for the company to negotiate with a board, based on the timing and scope of the Company’s Poison Pill, we believe that the Company’s Poison Pill serves primarily to entrench the Board and management team. We question whose interests the Poison Pill was adopted to protect.  The Company stated in a press release that “the stockholder rights plan adopted by LCA-Vision is similar to rights plans adopted by many other publicly traded companies.” We note, however, that the Poison Pill includes what we believe is an uncustomary and potentially “chilling” adverse person provision that essentially gives the Company the authority to lower the poison pill’s ownership threshold to just 10% if a majority of the Board determines that an individual or group of investors (including existing 10% holders) is an “adverse person.”  Furthermore, when we requested that the Company immediately call a special meeting for stockholders to vote on the Poison Pill, the Board responded that doing so was “not required or prudent.” To date, the Board has not committed to whether or not it will ever put the Poison Pill up for vote.

We also have concerns with the current composition of the Board and the qualifications of its members. The Board presently lacks a member that holds a medical license, and no member of the current Board or executive management team has an active certified public accounting license. We do not understand why the Board has not acted to fill the three vacancies created over two years ago with experienced and highly qualified director candidates.

We Question LCA-Vision’s Capital Allocation Decisions

The Committee believes that the precipitous decline in the Company’s share price is attributable, in part, to the Company’s poor capital allocation decisions.  For instance, in 2007, the Company built a new call and data center at a cost of approximately $4.2 million.  We question the prudence of such a decision, especially at a time when the Company’s market share and new business activity has been dwindling at a fast clip. The Company has recently closed a number of newly constructed vision centers, including in Boise, Idaho, among other vision centers.  Since Steve Straus was appointed CEO in November 2006, the Company’s G&A costs have increased dramatically while revenues have declined. For example, in the first nine months of fiscal 2008, the Company’s G&A costs increased 5% while it experienced a 23% decrease in revenues.

We Have the Right People.  We Have the Right Plan.  It is Time for a Change!

The LCA-Vision Full Value Committee has a plan to right the ship and put the Company back on course towards maximizing stockholder value. In light of the depth of our past experience, both with the Company and in the laser correction industry generally, we are uniquely positioned to help turn LCA-Vision around. We will do everything within our power to save the Company that we worked so hard to build into an industry leader. Under our leadership, as recently as 2006, LCA-Vision was named one of the top Small Cap Growth companies in the United States by Fortune and one of the “Hot Growth Companies” by Business Week. With your support and a lot of hard work by a passionate and dedicated team, we are committed to turn the Company around to get there again.  We have nominated five highly qualified nominees who will constitute the entire Board if the Removal Proposal and Election Proposal are approved by stockholders.  The Nominees if elected, will aggressively pursue the following initiatives designed to restore stockholder value.

•	Appoint new members to the Board of Directors with the relevant experience and expertise to turn around the Company, and the commitment and passion to do so;

•
Appoint a new executive management team, consisting of Dr. Stephen Joffe, Craig Joffe and Alan Buckey, who have relevant experience and proven track records to fill the current leadership void that exists at the Company today;

•	Restore positive physician relationships and confidence;

•	Implement aggressive cost reductions;

•	Restore patient quality of care as a cornerstone of the business;

•	Build marketing as a core competence of the Company;

•	Hire key operational employees with relevant industry experience; and

•	Effectively execute the strategies.

The Nominees understand that, if elected as directors of LCA-Vision, each of them will have an obligation under Delaware law to discharge his duties as a director in good faith, consistent with his fiduciary duties to the Company and the stockholders.

There can be no assurance that the actions the Nominees intend to take as described above will be implemented if they are elected or that the election of the Nominees will improve the Company’s business or otherwise enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of the Committee’s value-enhancing plans for LCA-Vision.  Your vote for the Removal Proposal and to elect the Nominees will have the legal effect of replacing five incumbent directors of LCA-Vision with the Nominees.  There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of the Nominees.

PROPOSAL 1 – THE BYLAW RESTORATION PROPOSAL

The Committee is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before January 6, 2009, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of LCA-Vision.

The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the bylaws of LCA-Vision Inc. as of the effectiveness of this resolution that were not included in the amended and restated bylaws filed with the Securities and Exchange Commission on January 6, 2009, be and are hereby repealed.”

If the incumbent Board does not effect any change to the version of the bylaws publicly available in filings by LCA-Vision with the SEC on or before January 6, 2009, the Bylaw Restoration Proposal will have no effect. However, if the incumbent Board has made changes since that time, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by LCA-Vision with the SEC on January 6, 2009, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the newly-elected Board from reconsidering any repealed bylaw changes following the consent solicitation. The Committee is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

THE COMMITTEE URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 – THE REMOVAL PROPOSAL

The Committee is asking you to consent to the Removal Proposal to remove each member of the existing Board and any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) each member of the Board of LCA-Vision Inc. at the time this resolution becomes effective and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of Proposal 3 (Election Proposal), be and hereby is removed.”

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed.   The Committee does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors.

According to the Company’s preliminary revocation statement filed with the SEC on January 23, 2009, as of January 20, 2009, there were 18,552,985 shares of the Company’s Common Stock outstanding, each entitled to one consent per share. Assuming that the number of issued and outstanding shares remains 18,552,985 shares on the Record Date, the consent of the holders of at least 9,276,493 shares of Common Stock would be necessary to effect Proposal 2 and remove each existing member of the Board.  If any stockholder consenting to Proposal 2 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2.  In the event that holders of less than 9,276,493 shares of Common Stock consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 2. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or its entire Board without cause.

The Board is currently comprised of five directors, each of whom, as set forth below, will be removed if the Removal Proposal is approved:

Name	Current Position
William F. Bahl	Director
John H. Gutfreund	Director
John C. Hassan	Director
Steven C. Straus	CEO, Director
E. Anthony Woods	Chairman of the Board, Director

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

THE COMMITTEE URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 – THE ELECTION PROPOSAL

The Committee is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of LCA-Vision:

Name
(1)	Dr. Stephen N. Joffe
(2)	Jason T. Mogel
(3)	Robert Probst
(4)	Edward J. VonderBrink
(5)	Robert H. Weisman

The Nominees

The Committee has nominated five (5) highly qualified nominees who we believe possess the expertise necessary and who are committed to working tirelessly to restore and enhance stockholder value. Other than Dr. Joffe, who was employed by the Company within the last 3 years, the Nominees are independent of the Company in accordance with Securities and Exchange Commission and NASDAQ Marketplace rules on board independence and are committed to exploring all alternatives to increase shareholder value. If elected, the Nominees are committed to acting in the best interest of LCA-Vision’s stockholders and will pursue their efforts diligently and promptly.

Set forth below are the name, age, business address, present principal occupation, employment history and directorships of publicly-held companies of each of the Nominees for at least the past five years. This information has been furnished to the Committee by the respective Nominees. Each of the Nominees has consented to serve as a director of the Company and be named in this Consent Statement as a Nominee. Each of the Nominees is a citizen of the United States of America. None of the entities referenced below is a parent or subsidiary of the Company.

Stephen N. Joffe, MD, FACS, age 66, is the founder and former Chairman and Chief Executive Officer of LCA-Vision, where he served as Chairman and CEO for over a decade.  He was the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Hearing Foundation, Inc., a hearing company, and Co-Founder of Joffe MediCenter LLC, a healthcare services company.  In addition Dr. Joffe is an Esteemed Quondam Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons in Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery.

Jason Mogel, age 37, has served as a partner at Spears & Imes since January 1, 2008.  Prior to serving as partner, Mr. Mogel served as counsel to Spears & Imes from August 1, 2006 through December 31, 2007.  Mr. Mogel worked as an associate at Richards Spears Kibbe & Orbe LLP (currently Richards Kibbe & Orbe LLP) from September 13, 2004 to July 31, 2006.  Mr. Mogel served as an Assistant Attorney General for the State of Alaska from October 2001 through July 2004.  Mr. Mogel has extensive experience in complex litigation, risk assessment and corporate governance.  He holds a B.A. from Brandeis University, where he graduated magna cum laude, and a J.D. from The Harvard Law School, where he graduated cum laude.

Robert Probst, age 57, is the Dean of the College of Design, Architecture, Art, and Planning of the University of Cincinnati.  Prior to being appointed Dean of DAAP in July 2008, Mr. Probst served as Director of the School of Design since 2001, in addition to his responsibilities as a professor of Graphic Design.  Mr. Probst also served as a principal at Firehouse Design Team from 1993 to 2006, and was a partner at Schenker, Probst, Barensfeld from 1981 to 1993.  Mr. Probst has served on the Board of Directors of the International Society for Environmental Graphic Design, and as President of its Education Foundation.  In 1997, Mr. Probst was elected member of the Alliance Graphique Internationale.

Edward J. VonderBrink, age 64, has been the owner of VonderBrink Consulting LLC since 2000. VonderBrink Consulting LLC provides consulting services to closely-held businesses with an emphasis on strategy, business systems and processes and financial and succession planning.  He holds an active CPA license.  Previously, he served as Director of the Entrepreneurial Center at Xavier University from 2000 to 2004.  Prior to that, Mr. VonderBrink served in varying capacities during a 33-year career at Grant Thornton LLP, including Managing Partner.  Mr. VonderBrink serves on the Board of Directors of Streamline Health Solutions (NASDAQ: STRM) and on the board of advisors of several closely-held businesses.

Robert H. Weisman, age 67, is the President of Great Water Partners LLC, a boutique investment bank supporting emerging growth and middle market companies.  Prior to joining Great Water Capital Partners in 2001, he served as Managing Director of McDonald Investments (now KeyBank) and as Managing Director of Dain Rauscher (now RBC Capital Markets). Mr. Weisman began his career as an attorney with Milbank, Tweed, Hadley & McCloy in New York.  Mr. Weisman received his B.A. with Honors in Economics from Cornell University, his J.D. from The Harvard Law School, and was a Fulbright Scholar at the University of Melbourne in Australia.

Although the Committee has no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, the persons named on the WHITE consent card may designate such other nominee or nominees to be elected to the Board. In such case, the Committee will disseminate a supplement to the consent statement and a revised consent card, and will otherwise comply with any applicable provisions under the Company’s Bylaws and SEC rules and regulations. Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of LCA-Vision, if elected. If elected, each Nominee will hold office and until his successor is elected and qualified at the Company’s 2009 annual meeting or until his earlier death, resignation, retirement, disqualification or removal.

If the Committee is successful in its solicitation of written consents to remove each existing member of the Board and to replace them with the Nominees, then a change in control of the Board will be deemed to have occurred.  According to the Company’s revocation statement filed with the SEC, “if the Joffe Group’s solicitation is successful, and the Joffe Group’s designated directors discharge the Company’s current executive officers, their employment agreements would require the Company to pay them approximately $1.5 million in lump sum severance payments plus benefit continuation.” As of the date of this filing, the Committee has not determined whether it will seek to discharge each executive officer of the Company if successful in its solicitation.  The Company also discloses in its revocation statement that in the event the Committee is successful in its solicitation, (i) a material change in the Company’s executive management will result in an “Event of Default” under the Company’s Loan and Security Agreement dated as of April 24, 2008 with PNC Equipment Finance, LLC, which would permit the lender to require immediate repayment of the approximately $16.6 million currently outstanding under the Loan Agreement and (ii) a change in control of the Company also will permit GE Money Bank to terminate the open-end patient financing program for the Company’s customers under the CareCredit Program and Card Acceptance Agreement dated as of October 30, 2007.  The Committee will seek to mitigate any potential negative financial effects resulting from a change in control under the Loan Agreement, including by seeking to re-negotiate certain of its provisions.  In addition, with a longstanding relationship that they in fact put in place when they were executive officers of the Company, the Committee has no reason to believe that GE Money Bank will seek to terminate the open-end patient financing program for the Company’s customers under the CareCredit Program and Card Acceptance Agreement dated as of October 30, 2007 in the event of a change in control.

For information on the Nominees, please see the section titled “THE NOMINEES.”

THE COMMITTEE URGES YOU TO CONSENT TO THE ELECTION OF ALL THE NOMINEES.

NUMBER OF CONSENTS REQUIRED FOR THE PROPOSALS

Each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to LCA-Vision within 60 days of the earliest dated written consent delivered to LCA-Vision. According to the Company’s preliminary revocation statement filed with the SEC on January 23, 2009, as of January 20, 2009, there were 18,552,985 shares of the Company’s Common Stock outstanding, each entitled to one consent per share. Cumulative voting is not permitted. Assuming that the number of issued and outstanding shares remains 18,552,985 shares on the Record Date, the consent of the holders of at least 9,276,493 shares of Common Stock would be necessary to effect these Proposals. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

Assuming that the number of outstanding shares of Common Stock is 18,547,417 as of the Record Date, the consent of stockholders holding at least 9,273,709 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Removal Proposal, and the election of each Nominee to the Board. IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT. “Broker non-votes” occur when a bank, broker or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter. As a result, we urge you to contact your broker, banker or other nominee TODAY if any shares of Common Stock you own are held in the name of a broker, banker or other nominee and you have not provided to them instructions to promptly consent to the Bylaw Restoration Proposal, the Removal Proposal, and the Election Proposal. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or internet, instructions will be included on the enclosed WHITE consent card.

Neither the Bylaw Restoration Proposal nor the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. The Election Proposal is conditioned in part upon the effectiveness of the Removal Proposal. If none of the then existing members of (or appointees to) the Board are removed in the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal.

BACKGROUND OF THE CONSENT SOLICITATION

The following is a chronology of events leading up to this consent solicitation:

On May 3, 2008, Craig Joffe was contacted by a surgeon on the Company’s Medical Advisory Board requesting a meeting among certain members of the Medical Advisory Board, Craig Joffe and Dr. Stephen Joffe.  The Company’s Medical Advisory Board was originally established by Dr. Joffe, and is comprised of some of the Company’s most experienced surgeons.

On May 5, 2008, a meeting was held in Cincinnati, Ohio, among several members of the Company’s Medical Advisory Board, Dr. Stephen Joffe and Craig Joffe.  During this meeting, the surgeons expressed their lack of confidence in the executive management team of the Company and communicated their severe concerns regarding the strategic direction of the Company.  Claiming that over 10 surgeons had either been terminated or effectively forced to resign by CEO Steven Straus and his executive management team, the surgeons also voiced their concerns with surgeon job security, including their own.  Issues regarding potential compromises to patient care were also addressed, particularly given the implementation of significant clinical and technical staff reductions by the executive management team without surgeon involvement.

The surgeons present at the meeting also communicated their belief that the executive management team may have committed violations of the corporate practice of medicine in a number of states in which the Company managed vision centers, including that the corporate management team had allegedly exerted pressure on medical decisions regarding patient candidacy criteria and undue influence over and interference with certain employment-related decisions regarding medical personnel at the individual vision center level.  It was decided that several of the surgeons at the meeting would contact other surgeons regarding their views on the need for change among the broader surgeon community.

During the next several weeks, the surgeons present at the meeting on May 5, 2008, contacted a number of their colleagues to ascertain their interest in effecting change at the Company.  This effort culminated with a letter, dated June 10, 2008, that was sent by a group of surgeons comprising a super-majority of the Company’s affiliated surgeons to Mr. E. Anthony Woods, the Chairman of the Board, expressing “LACK OF CONFIDENCE” in the Company’s CEO, Steven Straus, and requesting a change in the executive management team.

In June 2008, a select number of surgeons, including some of those who participated in the May 5, 2008 meeting, met with Mr. Woods in Columbus, Ohio to discuss their concerns regarding Mr. Straus and the strategic direction of the Company.  As representatives of a larger group of their physician colleagues, the surgeons present at the meeting raised a number of concerns with Mr. Woods, including staffing decisions, marketing-related decisions, vision center hours of operation and other clinical and operational concerns; the possibility that the corporation was practicing medicine illegally in a number of states; and various issues regarding quality of patient care.  Mr. Woods advised the surgeons that the Board would take the issues raised into consideration.

On June 24, 2008, Mr. Woods sent a letter to the Medical Advisory Board as a follow-up to the earlier June 2008 meeting.  In the letter, Mr. Woods affirmed the Board’s support of the Company’s management team, led by Steven Straus, and the Company’s strategic decisions.

On June 24, 2008, the Board of Directors entered into new indemnification agreements that provided the independent directors of the Board with the “maximum indemnification permitted by law.”

On June 25, 2008, in a press release regarding the Company’s financial and operational performance, Mr. Woods stated, “The LCA-Vision Board of Directors strongly supports the executive management team in affirming the strategic direction of the company.”

In June and July 2008, members of the Committee engaged in a series of meetings in New York City and Boston that had been organized by an investment banker to explore the opportunity of taking the Company private.  At this time, the Company’s stock price traded in the range of $6 per share.  Given the Company’s declining financial and operational performance, coupled with the Company’s share price, perceived potential for hostility by the Company’s Board, and the volatility in the credit markets at the time, there was insufficient investor interest to pursue the next step in the process of engaging Mr. Woods in the discussion.  The last such meeting regarding a potential transaction was held on July 25, 2008, with related phone calls and other correspondence ceasing soon thereafter.

After concluding that a go-private transaction was not a feasible course of action, Dr. Stephen Joffe, Craig Joffe and Alan Buckey independently acquired shares of the Company at various times between July 2008 and October 2008.

On October 2, 2008, the Company pre-announced its operational results for the third quarter ended September 30, 2008, indicating that its procedural volume for the third quarter would be down approximately 52%.

On October 28, 2008, the Company announced financial and operational results for the third quarter ended September 30, 2008.  On such date, Dr. Stephen Joffe, Craig Joffe, and Alan Buckey decided to form a group with a goal to acquire shares in the Company (the “Joffe-Buckey Group”).

On November 5, 2008, the Joffe-Buckey Group filed an initial Schedule 13D with the SEC.

On November 5, 2008, Dr. Stephen Joffe called Mr. Woods to notify him of the 13D filing and to request a meeting with the Board to discuss the Joffe-Buckey Group becoming a significant stockholder of the Company.  Mr. Woods returned Dr. Joffe’s call to schedule a meeting for November 13, 2008.

On November 13, 2008, the Joffe-Buckey Group met with Mr. Woods and Mr. William Bahl, Chairman of the Company’s Compensation Committee.  Mr. Woods and Mr. Bahl opened the meeting by noting they were “in listen only mode.”  The group discussed with Mr. Woods and Mr. Bahl some of the history among the parties and respectfully requested that all parties focus on doing what is best for the Company’s stockholders, rather than focus on personal issues from the past.  The Joffe-Buckey Group presented some its perspective on the performance-related issues regarding the Company and extended a good-faith offer to help the Board in any way to address the issues facing the Company.  The Joffe-Buckey Group asked Mr. Woods and Mr. Bahl to relay to the full Board the Joffe-Buckey Group’s willingness to help, and asked the Board to come up with any proposals or ideas as to how the Joffe-Buckey Group could be most helpful.  Mr. Woods informed the Joffe-Buckey Group that there was a Board meeting scheduled for November 18, 2008 (the “November 18 Board Meeting”), but would not otherwise comment or commit to possible next steps.

On November 19, 2008, Mr. Woods called Dr. Joffe.  Mr. Woods informed Dr. Joffe that the contents of the meeting of November 13, 2008 had been relayed to the full Board at the November 18 Board Meeting.  The Board was not prepared to change management at the Company.  In addition, while acknowledging that the Company “was not perfect,” the Board did not have any ideas how the group could help.

On November 21, 2008, the Joffe-Buckey Group sent the following letter to Mr. Woods, with a copy to the full Board.

November 21, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

Thank you and William Bahl for taking the time to further talk to us about the current state of LCA-Vision, Inc. (LCAV).  We must admit that the apparent lack of understanding among the Board of Directors regarding the gravity of the situation LCAV currently faces is astounding, and quite sad.  From where we stand today, we have no choice but to seriously question whether LCAV has the right strategy, the right Board of Directors, or the right executive management team to execute the strategy.  That the Board appears willing to blindly ignore the perils the Company currently faces, particularly in today’s challenging environment, raises troubling concerns.

We do not dispute that macroeconomic, industry and consumer challenges have created a headwind for the Company.  At the same time, we have absolutely no doubt that much of that dramatic loss in shareholder value is self-inflicted -- a result of, and attributable to, lack of strategic direction, poor decision-making, and even poorer execution by LCAV’s Board of Directors and executive management team.

We have significant experience in the laser vision correction industry.  As the founders and former executive management team of LCAV, we grew the Company to become the industry leader.  Shareholder value grew approximately well in excess of 1,000% from 2003-2006.  In the process, not only did our shareholders profit handsomely, so too did our physician partners and our employees.  In fact, in 2006 LCAV was named one of the top Small Cap Growth companies in the United States by Fortune and one of the “Hot Growth Companies” by Business Week.

Today, these prior successes feel like a distant memory of a bygone era.  LCAV’s call center now stands eerily quiet, its LasikPlus vision centers have neither many patients nor sufficient staff to take care of them.  And in the homes of the poor shareholders who stood resolute by the Company as it fumbled and flummoxed about over the last couple of years, there is only despair and disbelief.  It is indeed shocking to us all how “successful” the Company has been in destroying so much value, in so little time.

The failures of the Company over the last two years are numerous and noteworthy.   LCAV’s shares have decreased over 90% from $32.71 to $2.73 since Steve Straus was hired as CEO by the Board of Directors in November 2006.  This represents a staggering loss in value to the Company’s shareholders of hundreds of millions of dollars of market capitalization.  In fact, whether it be the Company’s market capitalization, same store revenues, procedural volume, marketing costs, cash on the balance sheet, or employee attrition and morale, the story of abysmal performance is the same, regardless of the metric or indicator one looks at.

While the macroeconomic and consumer environment have created challenges, at the same time the Company has openly admitted it has lost industry market share.  In the last three quarters the Company has lost almost one third of the market share it used to command.   In the fourth quarter of 2007 national market share was just under 15% and in the third quarter of 2008 national market share was a little over 10%.

Since announcing our significant stock position in the Company, we have had the opportunity to speak to a number of LCAV’s shareholders and analysts.  Needless to say, we are not the only ones unhappy with the Company’s performance.  We are also not the only shareholders who question the correlation between the Company’s dismal performance and the management team’s lack of relevant experience in health care, let alone LASIK.  From hamburgers and fast food chicken, to parking lot operators and rental car agencies, there is indeed diversity of experience among the ranks of LCAV’s senior management team.  Yet, somehow the fact that LCAV is fundamentally a health care provider of a highly specialized surgical procedure has been lost on everyone -- everyone except LCAV’s shareholders, physicians, optometrists, employees, and ever-diminishing pool of patients.

As experienced LASIK executives and significant shareholders, for us the massive destruction in shareholder value in such a short period of time was a wake up call for change.  Yet, despite (or maybe because of) our experience, we have not been asked to help rescue the Company as it recklessly plunges down a path to self-destruction.

We are scratching our heads why the alarm bells aren’t ringing loudly for the Board of Directors as to the crisis unfolding before their very eyes.  With a burn rate of approximately $2 million of cash per month, it shouldn’t take 20/20 vision to see where the Company is going without a fundamental change in strategic direction and leadership.

As a group, the three of us own 11.4% of the Company’s shares.  In contrast, the entire Board of Directors owns less than 1% collectively.  And of the Board’s ownership, approximately half of the shares held by the Board were granted by the Company as compensation to the Board for their service.  In fact, 3 of the 4 independent directors of the Board are currently out of compliance with the Company’s own policy regarding minimal stock ownership in the Company, a policy they put in place.

The litany of questionable acts and disastrous decisions at the Company is long, and telling.  Golden parachutes granted to Steve Straus, the Company’s CEO, within the very week the Company announced disastrous operational results.  The Board granting themselves more protective indemnification agreements to insulate themselves from their own decision-making “to the fullest extent of the law.”  Jim Brenner, the Chief Marketing Officer, abruptly terminated within one month of getting a new employment agreement, replete with a comfortable severance package and golden parachute.  Shareholders could hear their money jingle in his pockets as he walked away.

As the founders and former executive management team of LCAV that led the Company to its past successes, we feel financially, ethically, and reputationally compelled to help rescue LCAV before it implodes.  Having built LCAV into the industry leader it once was, brick-by-painstaking-brick, we have unparalleled insights and perspective into the disastrous mistakes that have led the Company off course.  More importantly, we have the unique experience and know-how to help get the Company back on track.

We intend to vigorously protect our already sizeable investment in LCAV.  We sincerely hope the Board of Directors will welcome us with the same open arms and generous spirit with which our offer to help save the Company from its path to self-destruction was made.  However, if the Board rebuffs our attempts to help, our fight to save the Company shall continue nonetheless.  On behalf of our significant shareholder position, our loyalty to the physicians and employees who entrusted us with their careers, and our personal and professional legacy, we are prepared to take whatever actions are necessary to protect our investment and ensure a timely and effective turnaround of LCAV’s business.

Sincerely,

Stephen N. Joffe
Craig P.R. Joffe
Alan Buckey

cc:   LCA Vision Inc. Board of Directors

Steve Straus, C.E.O.
William Bahl, Independent Director, Chairman of Compensation Committee
John Gutfreund, Independent Director, Chairman of Nominating & Governance Committee
John Hassan, Independent Director, Chairman of Audit Committee

On November 24, 2008, the Company filed a Form 8-K and issued a press release disclosing that the Board adopted a Poison Pill that contains a 20% “Acquiring Person” threshold in addition to an “adverse person” provision that essentially gives the Board the power to lower the Poison Pill’s ownership threshold to 10% if a majority of the Board determines that an individual or group of investors (including existing 10% holders) is an “adverse person.”  The “adverse person” provision does not exclude stockholders or a group of stockholders that beneficially owned greater than 10% of the outstanding shares of Common Stock prior to November 24, 2008.  At the time the Poison Pill was adopted, the Joffe-Buckey Group owned 11.4% of the Common Stock.

 Despite the inclusion of the uncustomary “adverse person” provision in the Poison Pill, the Company stated in its press release that “The stockholder rights plan adopted by LCA-Vision is similar to rights plans adopted by many other publicly traded companies.”

On November 24, 2008, the Joffe-Buckey Group sent the following letter to Mr. Woods, with a copy to the full Board.

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

As we have previously expressed to you, including as recently as our letter dated November 21, 2008, we are significant shareholders who feel financial, ethical, and reputational responsibilities to the Company, its shareholders, physicians, optometrists, and employees.  We truly want to help the Board of Directors save LCA-Vision from its apparent path to self-destruction.

Following immediately on the heels of our most recent letter to you, we were saddened, shocked and in disbelief when we awoke this morning to find that the Board of Directors had adopted a "stockholder rights plan," commonly known as a poison pill.  Often "stockholder rights plans," poison pills and similar types of corporate (mis)governance shenanigans are associated with incompetent Boards of Directors and management teams entrenching themselves and protecting their positions and their compensation at the expense of their shareholders and shareholder value.

After having used shareholder money to put in place more protective indemnification agreements for themselves earlier this year, LCAV’s Board of Directors has again chosen to bill LCA-Vision’s shareholders tens of thousands of dollars in legal fees to put the poison pill in place.  Similarly, we shall now be required to spend thousands of dollars in legal fees to parse back through the thicket of dense legal language of the poison pill; given the dire circumstances in which the Company now finds itself, this is a path we believe is neither productive nor beneficial to anyone, let alone the Company’s shareholders. To be clear, we are not advocates of “ever-escalating arms races” that arguably benefit no one, certainly not shareholders or shareholder value.  Rather, we remain hopeful that the Board of Directors will embrace the calls for fundamental change consistent with their fiduciary duties to their shareholders, as opposed to spending time and shareholder money to further entrench themselves and the executive management team as the Company appears to plunge forward on a path to self-destruction.

Needless to say, the three of us have significant experience in the laser vision correction industry, having grown shareholder value at LCA-Vision well in excess of 1,000% from 2003-2006.  And as a group, the three of us own 11.4% of LCA-Vision’s shares, which is clearly in stark contrast to the less than 1% collective ownership in the Company that the Board of Directors currently owns.  As we pointed out in our November 21st letter, in fact 3 of the 4 independent directors of the Board are currently out of compliance with the very policy regarding minimal stock ownership in the Company that they themselves put in place.

We have the unique experience and know-how to help get the Company back on track, and again express our sincere and genuine hope the Board of Directors will welcome us to help save the Company from its current path to self-destruction.

Sincerely,

/s/ Stephen N. Joffe
Stephen N. Joffe
/s/Craig P.R. Joffe
Craig P.R. Joffe
/s/Alan Buckey
Alan Buckey

cc:	LCA-Vision Inc. Board of Directors
William Bahl, Independent Director, LCAV’s Chairman of Compensation Committee; Director of Cincinnati Financial Corporation (Nasdaq: CINF)
John Gutfreund, Independent Director, LCAV’s Chairman of Nominating & Governance Committee; Director of GVI Securities Solutions (OTC BB: GVSS.OB)
John Hassan, Independent Director, Chairman of Audit Committee
Steven Straus, C.E.O.

On December 4, 2008, the Joffe-Buckey Group sent the following letter to Mr. Woods, with a copy to the full Board:

December 4, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

As we have previously expressed to you, we are significant shareholders who feel financial, ethical, and reputational responsibilities to the Company and its shareholders to save LCA-Vision from its current path to self-destruction.

From the Board’s lack of responsiveness to our initial discussions, to the recent promotion of Mike Celebrezze to CFO, to the adoption of the “poison pill” without shareholder approval, it became apparent to us that the Board may have outstanding questions or concerns about our genuine offer to help the Company.  Admittedly, this is perplexing to us for two reasons.

First, the Company’s condition today is dire, its prognosis going forward poor.  With the stock price decreasing approximately 90% since the Board appointed Steve Straus CEO in November 2006, the elimination of the quarterly dividend to shareholders, and the suspension of the share repurchase program, the status of the Company today from its recent successes tells a sad tale.  So, too, do the Company’s financial and operating results.  Needless to say, dramatic losses in national market share and revenues plummeting 50% (which is well in excess of overall industry declines) are not typically associated with healthy companies.  And with the Company burning approximately $2 million of cash per month, we can only assume that, like us, the Board is having its share of sleepless nights.

Second, we think the Board would be hard-pressed to find fault with our impeccable credentials in the laser vision correction industry generally, and with LCA-Vision specifically.  It was under our leadership that LCA-Vision provided enviable returns to its shareholders well in excess of 1,000% from 2003-2006.  It was under our leadership that the Company’s physician partners and employees thrived, financially and professionally.  It was under our leadership that the Company generated substantial free cash flow that was used to profitably open vision centers,  pay quarterly dividends to the Company’s shareholders,  repurchase shares, and build a rock solid balance sheet.

So, (i) given the Company is in dire need of help and (ii) the three of us represent the very team that is uniquely positioned to provide such help, we realized there must be a disconnect somewhere along the way.  Recognizing the Board may not feel it understands specifically how we can help, we thought it would be helpful to provide the necessary clarity.

The three of us believe we can add tremendous value to the Company, its shareholders, and its physicians and employees by providing us Board representation and reappointing us to executive management positions in the Company.  We have no doubt we can help provide the strategic vision the Company needs today, and have the experience and expertise to execute that strategy.  We also believe that with these changes, the Board can fulfill its fiduciary duties to its shareholders by helping return some, if not all, of the shareholder value that has been so dramatically squandered over the last couple of years.

We have the unique experience and know-how to help get the Company back on track.

As large shareholders with deep roots to the Company, we also have the passion and commitment to make it happen. Given the current cash burn at the Company, we would appreciate a timely response to our requests made in this letter.

Sincerely,

/s/ Stephen N. Joffe
Stephen N. Joffe
/s/Craig P.R. Joffe
Craig P.R. Joffe
/s/Alan Buckey
Alan Buckey

cc:	LCA-Vision Inc. Board of Directors
William Bahl, LCAV’s Chairman of Compensation Committee; Director of Cincinnati Financial Corporation (Nasdaq: CINF)
John Gutfreund, LCAV’s Chairman of Nominating & Governance Committee; Director of GVI Securities Solutions (OTC BB: GVSS.OB)
John Hassan, Chairman of Audit Committee

On December 9, 2008, the Joffe-Buckey Group sent the following letter to Mr. Woods, with a copy to the full Board:

December 9, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

As you and the Board of Directors are aware, we are major shareholders of LCA-Vision, Inc. who feel financial, ethical, and reputational responsibilities to the Company and its shareholders to help save the Company from its apparent path to self-destruction.

We previously communicated to you our initial shock and disappointment at the Board’s recent decision to adopt a “stockholder rights plan,” commonly known as a poison pill.  Our understanding of poison pills and similar types of corporate governance maneuverings indicated that such actions are often associated with Boards of Directors and executive management teams seeking to entrench themselves, protecting their positions and their compensation often at the expense of their shareholders and shareholder value.

We are disappointed that LCA-Vision’s Board did not ask shareholders to vote on the poison pill before the Board adopted it.  Given the dire state of the Company, now is decidedly not the time for alleged paternalism.  We believe, however, there is a solution to this recent issue.  We respectfully urge the Board to call a special shareholder meeting empowering shareholders to timely vote on the poison pill.  This special shareholder meeting would allow the Board of Directors and the executive management team an opportunity to more fully explain why they believe this poison pill is in fact in the best interests of shareholders.  In addition, it would provide an opportunity for shareholders to timely agree or disagree, as the case may be, with the Board of Directors and executive management team on the wisdom of their judgment. Needless to say, with the Company burning approximately $2 million of cash per month and revenues plummeting approximately 50%, when it comes to LCA-Vision, time is not a luxury any of us can afford.

Since announcing our investment in the Company, we have made repeated attempts to help the Board initiate necessary changes at the Company.  With the Board systematically ignoring our requests or remaining silent, to date our requests feel as if they are falling on deaf ears.  In fact, in our very first meeting with yourself and Mr. Bahl when we initially extended our hand in good faith to offer our help, we were literally told that the two of you were “in listen only mode” and that you may or may not follow up with us regarding the matters raised in the meeting.  We respectfully urge you not to let this represent yet another time when our requests are ignored, yet another opportunity squandered.  In the third quarter of 2008, we believe the Company had an adjusted EBITDA loss of approximately $2 million per month.  Clearly, this is not the time to sit passive on the sidelines and blindly hope that the situation improves.  We respectfully call for a response from the Board by 5:00 p.m. EST on Friday, December 12, 2008 to our request that the Board call a special shareholder meeting to approve the poison pill.

Sincerely,

/s/ Stephen N. Joffe
Stephen N. Joffe
/s/Craig P.R. Joffe
Craig P.R. Joffe
/s/Alan Buckey
Alan Buckey

cc:	LCA-Vision Inc. Board of Directors
William Bahl, LCAV’s Chairman of Compensation Committee; Director of Cincinnati Financial Corporation (Nasdaq: CINF)
John Gutfreund, LCAV’s Chairman of Nominating & Governance Committee; Director of GVI Securities Solutions (OTC BB: GVSS.OB)
John Hassan, Independent Director, Chairman of Audit Committee
Steven Straus, LCAV’s CEO

On December 10, 2008, the Joffe-Buckey Group received the following letter from Mr. Woods on behalf of the Board:

Stephen N. Joffe
Craig P. Joffe
Alan H. Buckey
9650 Montgomery Road
Cincinnati, Ohio 45242

Gentlemen:

The Board of Directors of LCA-Vision has received and reviewed each of your letters.

The Board is, of course, concerned about the Company’s recent operating results and aware of the business challenges the Company faces, although it does not agree with your description of the Company’s condition as “dire” or its prognosis as “poor.”  As in prior economic downturns, a decline in consumer confidence and discretionary spending has adversely affected the Company’s performance. The Company has adopted and is implementing a business plan, including the actions described in its recent SEC filings, which the Board believes are appropriate during the current difficult economic situation. The Board is confident in the ability of its current management team to execute this business plan.

With respect to your recent request for Board representation and appointment to management positions at the Company, as you have noted repeatedly, each of you has previously served as an executive officer of LCA-Vision and, in the case of Steve and Craig, also as a Director.  Each of you voluntarily resigned from those positions of trust to pursue alternative personal or business objectives.  It seems to the Board for you to request such appointments is disingenuous after previously abandoning the Company.

Finally, the Board’s rationale for taking certain recent actions has been adequately explained in the Company’s public announcements regarding those actions.  In particular, the stockholders’ rights plan is designed to benefit all stockholders by ensuring that all stockholders receive equal treatment in the event of any proposed takeover, and to guard against tactics that could impair the Board’s ability to represent stockholders’ interests fully and independently. Under the Company’s policies, the Board is authorized to adopt a rights plan without prior approval if the plan is submitted for stockholder approval within 12 months of adoption.  Accordingly, the plan provides that it will expire if its adoption is not ratified by the stockholders within 12 months.  Consequently, the Board does not believe that it is necessary or prudent to call an immediate special meeting of stockholders for this purpose.

The Board is certainly open to hearing the suggestions of the Company’s stockholders, as evidenced by our arranging a meeting between you and certain members of the Board.  However, your recent letter writing campaign has become a distraction to executing our strategic plan.  Thus, we do not intend to respond to your letters individually, as they tend to repeat certain themes with which we don’t agree.

Sincerely,

/s/ E. Anthony Woods
E. Anthony Woods
Chairman of the Board

 On December 17, 2008, the Joffe-Buckey Group issued an open letter to all LCA-Vision stockholders (i) criticizing management and the Board for the Company’s disastrous performance and for failing to grasp the gravity of the Company’s current condition, (ii) clarifying the Joffe-Buckey Group’s intentions with regard to its current investment in LCA-Vision and setting the record straight with regard to past departures from the Company, and (iii) announcing its intention to seek to remove and replace the current Board if further rebuffed.

On December 22, 2008, Craig Joffe delivered a letter to the Company requesting, pursuant to Section 220 of the Delaware General Corporation Law, a complete list of the Company’s stockholders and other corporate records in order to allow the Joffe-Buckey Group to communicate with the Company’s stockholders in connection with a potential consent solicitation seeking to remove and replace the current members of the Board.

On January 6, 2009, the Company filed a Form 8-K with the SEC disclosing that on December 31, 2008, the Board approved amendments to the Bylaws to purportedly “ensure that all stockholders have advance notice of nominations of directors and the proposal of other business, as applicable, to be brought before stockholders at an annual meeting.”

On January 16, 2009, Craig Joffe delivered a letter to the secretary of LCA-Vision requesting that the Board fix a record date, pursuant to the Bylaws, for determining stockholders entitled to give their written consent in connection with this consent solicitation.

On January 26, 2009, Craig Joffe received a letter from the Company’s counsel confirming receipt of the January 16, 2009 letter from Mr. Joffe and advising Mr. Joffe that the Board intends to fix a record date for the consent solicitation during a Board meeting of the Company during the week of January 26, 2009.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. LCA-Vision’s Restated Certificate of Incorporation does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. The Bylaws provide that any newly created directorship or any vacancy occurring in the Board for any cause may be filled by a majority of the remaining members of the Board, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.  The Bylaws provide that any Bylaw may be altered or repealed, and new Bylaws made, by the Board, but the stockholders may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

The Bylaws provide that, in order that LCA-Vision may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. On [________ __], 2009, the Board fixed [________ __], 2009 as the record date for the solicitation made hereby (the “Record Date”).

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to LCA-Vision within 60 days of the earliest dated written consent delivered to LCA-Vision. Craig Joffe delivered his signed written consent to LCA-Vision on [_______ __], 2009.  Consequently, the Committee will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date no later than [______ __], 2009. Nevertheless, we intend to set [_______ __], 2009 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Committee reserves the right to submit to LCA-Vision consents at any time within 60 days of the earliest dated written consent delivered to LCA-Vision.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

PROCEDURAL INSTRUCTIONS

You may consent to any of the proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the proposals on the enclosed WHITE consent card by marking the “DOES NOT CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the proposals, you will be deemed to consent to any such proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THE COMMITTEE URGES YOU TO CONSENT TO ALL THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD

Revocation of Written Consents. An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Committee, in care of Innisfree, or to the principal executive offices of LCA-Vision. Although a revocation is effective if delivered to LCA-Vision, the Committee requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to The LCA-Vision Full Value Committee, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that the Committee will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by the Committee.  Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Committee has entered into an agreement with Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $85,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Innisfree M&A Incorporated will employ approximately 30 persons to solicit LCA-Vision stockholders as part of this solicitation.

The entire expense of soliciting proxies is being borne by the Committee. Costs of this solicitation of proxies are currently estimated to be approximately $200,000.  The Committee estimates that through the date hereof its expenses in connection with this solicitation are approximately $50,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.

Dr. Stephen Joffe filed a late Form 3 on November 12, 2008 with a date of event requiring the statement of October 28, 2008.  Dr. Joffe filed a late Form 4 on November 12, 2008 to report transactions in the shares of Common Stock of the Company from October 28, 2008 and October 31, 2008.  Each of the Nominees filed a Form 3 on January 27, 2009.

ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS

The participants in the proxy solicitation are Dr. Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman. Dr. Stephen Joffe is currently a private businessman and investor primarily operating his business interests from 9560 Montgomery Road, Cincinnati, OH 45242.  Craig Joffe is currently a private businessman and investor primarily operating his business interests from 8225 Indian Hill Road, Cincinnati, OH 45243.  Such interests include Joffe MediCenter, a healthcare services company of which Craig Joffe is the CEO and Co-Founder with Dr. Stephen Joffe.  Alan Buckey is currently a private businessman and investor operating his business interests from 8533 Twilight Tear Lane, Cincinnati, OH 45249.

The principal business address of Mr. Mogel is 423 Atlantic Avenue, #2C, Brooklyn, NY 11217. The principal business address of Mr. Probst is c/o University of Cincinnati, College of Design, Architecture, Art and Planning, 5470N Aronoff, PO Box 210016, Cincinnati, Ohio 45221-0016. The principal business address of Mr. VonderBrink is 5536 Jessup Road, Cincinnati, Ohio 45247. The principal business address of Mr. Weisman is 255 East Fifth Street, Suite 1900, Cincinnati, Ohio 45202.

As of the date of this filing, Dr. Joffe directly beneficially owns 1,171,952 shares of Common Stock of the Company, Craig P.R. Joffe directly beneficially owns 865,468 shares of Common Stock of the Company, and Alan H. Buckey directly beneficially owns 77,900 shares of Common Stock of the Company.

Mr. Buckey resigned as an officer and employee effective at the close of business on June 24, 2008.  During fiscal year 2008, Mr. Buckey received approximately $150,000 in compensation from the Company.

None of Messrs. Mogel, Probst, VonderBrink or Weisman directly beneficially own any shares of Common Stock of the Company.

For the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each member of the Committee is deemed to beneficially own the shares of Common Stock of the Company beneficially owned in the aggregate by all other members of the Committee. Each member of the Committee disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

For information regarding purchases and sales of securities of LCA-Vision during the past two years by members of the Committee, see Schedule I.

The Committee intends to seek reimbursement from LCA-Vision of all expenses it incurs in connection with the solicitation.  The Committee does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

The members of the Committee intend to enter into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of LCA-Vision,  (ii) the parties agree to solicit written consents or proxies in favor of the Proposals and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (iii) the Committee agrees to bear all expenses incurred in connection with the Committee’s activities, including  approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of LCA-Vision; (iii) no participant in this solicitation owns any securities of LCA-Vision which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of LCA-Vision during the past two years; (v) no part of the purchase price or market value of the securities of LCA-Vision owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of LCA-Vision, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of LCA-Vision; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of LCA-Vision; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of LCA-Vision’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which LCA-Vision or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by LCA-Vision or its affiliates, or with respect to any future transactions to which LCA-Vision or any of its affiliates will or may be a party; and (xi) no person, including any of the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Consent Statement.  There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to LCA-Vision or any of its subsidiaries or has a material interest adverse to LCA-Vision or any of its subsidiaries.  With respect to each of the participants in this solicitation, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Exchange Act occurred during the past five years.

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope. In addition, you may withhold consent to the removal of any individual director or the election of any individual Nominee by writing that person’s name on the consent card.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions or require any assistance in executing your consent, please call:

Innisfree M&A Incorporated
Stockholders call toll-free: 888-750-5834
Banks and Brokers call collect: 1-212-750-5833

Information Concerning LCA-Vision

See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of LCA-Vision.

THE LCA-VISION FULL VALUE COMMITTEE

[_________], 2009

SCHEDULE I

TRANSACTIONS IN SECURITIES OF LCA-VISION INC.

DURING THE PAST TWO YEARS

Class of Security	Quantity Purchased	Price Per Share ($)	Date of Purchase

STEPHEN N. JOFFE
Common Stock	71,422	3.01	10/06/2008
Common Stock	51,917	3.04	10/07/2008
Common Stock	326,661	2.93	10/08/2008
Common Stock	102,283	2.90	10/14/2008
Common Stock	62,683	2.65	10/16/2008
Common Stock	61,189	2.82	10/20/2008
Common Stock	223,845	2.77	10/22/2008
Common Stock	110,600	2.30	10/28/2008
Common Stock	140,652	2.29	10/29/2008
Common Stock	20,700	2.45	10/31/2008

CRAIG P.R. JOFFE
Common Stock	500	19.65	10/30/2007
Common Stock	1,000	16.00	11/01/2007
Common Stock	90,000	3.20	10/07/2008
Common Stock	70,210	2.95	10/08/2008
Common Stock	227,929	2.73	10/09/2008
Common Stock	46,605	2.43	10/10/2008
Common Stock	15,000	2.69	10/13/2008
Common Stock	80,000	2.89	10/15/2008
Common Stock	15,562	2.88	10/17/2008
Common Stock	2,500	2.87	10/20/2008
Common Stock	34,198	2.80	10/21/2008
Common Stock	20,000	2.72	10/22/2008
Common Stock	75,000	2.61	10/23/2008
Common Stock	25,000	2.42	10/24/2008
Common Stock	60,000	2.49	10/27/2008
Common Stock	72,725	2.30	10/28/2008
Common Stock	20,000	2.31	10/29/2008
Common Stock	9,100	2.72	11/04/2008

I-1

ALAN H. BUCKEY
Common Stock	15,400	32.40	08/03/2007
Common Stock (Exercise of Options)	7,650	5.92	08/11/2008
Common Stock	(70,250)	6.60	(08/11/2008)
Common Stock	(7,650)	6.32	(08/19/2008)
Common Stock	38,000	2.67	10/23/2008
Common Stock	18,000	2.29	10/29/2008
Common Stock	10,000	2.50	10/30/2008
Common Stock	1,900	2.46	10/31/2008
Common Stock	10,000	2.79	11/04/2008

I-2

SCHEDULE II

The following table is re-printed from LCA-Vision’s Preliminary Revocation Statement on Schedule 14A filed with the Securities and Exchange Commission on January 23, 2009.

The following table and notes set forth certain information with respect to the beneficial ownership of Common Stock, the Company’s only voting security, as of January 20, 2009, by (1) each person who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding common stock, (2) each director and named executive officer, and (3) all directors and executive officers as a group, based upon 18,552,985 shares outstanding as of that date.

SEC rules provide that shares of common stock which an individual or group has a right to acquire within 60 days of January 20, 2009 are deemed to be outstanding for purposes of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown on the table.

Name and Address of Beneficial Owner	Amount and Nature of Ownership (1)		Percent of Class

Stephen N. Joffe, Craig P.R. Joffe, Alan H. Buckey, Jason T. Mogel, Robert Probst, Robert H. Weisman and Edward J. VonderBrink c/o Steven Wolosky, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower Park East 55th Street New York, NY 10022	2,115,320	(2)	11.4%

Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	1,989,366	(3)	10.7%

Eduardo Baviera Sabater, Julio Baviera Sabater, Inversiones Telesan BV and Investment Ballo Holding BV Paseo de la Castellano 20 28046 Madrid, Spain	1,331,226	(4)	7.2%

HWP Capital Partners II L.P. HWP II, L.P. HWP II, LLC Robert B. Haas 300 Cresent Court, Suite 1700 Dallas, TX 75201	1,303,882	(5)	7.0%

E. Anthony Woods, Chairman of the Board	80,306	(6)	*

Steven C. Straus, Chief Executive Officer, Director	14,853	(7)	*

William H. Bahl, Director	51,953	(8)	*

John C. Hassan, Director	32,941	(9)

John H. Gutfreund, Director	20,140	(10)	*

Michael J. Celebrezze, Senior Vice President, Finance, Chief Financial Officer and Treasurer	6,461	(11)	*

David L. Thomas, Senior Vice President of Operations	4,333	(12)	*

Stephen M. Jones, Senior Vice President of Human Resources	3,677	(13)	*

All directors and executive officers as a group (8 persons)	214,664	(14)	1.2%

* Less than 1%

(1)
Except as otherwise noted, the persons named in the table have sole voting and dispositive powers with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2)
This information is based on a Schedule 13D filed with the SEC on November 5, 2008, as amended, in which, Messrs. S. Joffe, C. Joffe and Buckey reported having shared voting and dispositive power over 2,115,320 shares of Common Stock.  According to this filing, Messrs. S. Joffe, C. Joffe and Buckey beneficially own 1,171,952, 865,468 and 77,900 shares, respectively, and Jason T. Mogel, Robert Probst, Robert H. Weisman and Edward J. VonderBrink do not directly own any shares.

(3)
This information is based on a Schedule 13G filed with the SEC by Royce & Associates LLC, a registered investment advisor, on March 6, 2008, in which it reported having sole voting and dispositive power over these shares.

(4)
This information is based on a Schedule 13D filed with the SEC on November 5, 2008.  According to this filing, Sr. Eduardo Baviera Sabater and Inversiones Telesan BV each have sole voting and dispositive power over 765,786 shares of Common Stock and Sr. Julio Baviera Sabater and Investments Ballo Holding BV each have sole voting and dispositive power over 565,440 shares of Common Stock.

(5)
This information is based on a Schedule 13G/A filed with the SEC on December 22, 2006.  According to this filing, HWP Capital Partners, HWP II, L.P., HWII, LLC and Robert B. Haas have sole voting and dispositive power over these shares.

(6)	Includes for Mr. Woods 33,713 shares issuable upon the exercise of certain unexercised stock options.
(7)	Includes for Mr. Straus 7,353 shares issuable upon the exercise of stock options that will vest within 60 days.
(8)	Includes for Mr. Bahl 28,857 shares issuable upon the exercise of certain unexercised stock options.
(9)	Includes for Mr. Hassan 9,376 shares issuable upon the exercise of certain unexercised stock options. Of the shares owned by Mr. Hassan, 9,023 are held in a margin account.
(10)	Includes for Mr. Gutfreund 2,344 shares issuable upon the exercise of certain unexercised stock options.
(11)	Includes for Mr. Celebrezze 3,677 shares issuable upon the exercise of stock options that will vest within 60 days.
(12)	Includes for Mr. Thomas 4,333 shares issuable upon the exercise of stock options that will vest within 60 days.
(13)	Includes for Mr. Jones 3,677 shares issuable upon the exercise of stock options that will vest within 60 days.
(14)	Includes 93,330 shares issuable upon the exercise of certain unexercised stock options held by such persons and stock options that will vest within 60 days.

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED JANUARY 16, 2009

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF LCA-VISION INC. TO ACTION WITHOUT A MEETING:
THIS CONSENT IS SOLICITED BY DR. STEPHEN N. JOFFE, CRAIG P.R. JOFFE, ALAN H. BUCKEY,
JASON T. MOGEL, ROBERT PROBST, EDWARD J. VONDERBRINK AND ROBERT H. WEISMAN
(“THE LCA-VISION FULL VALUE COMMITTEE”).

Unless otherwise indicated below, the undersigned, a stockholder of record of LCA-Vision Inc. (the “Company”) on [______ __], 2009 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all Shares of common stock (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. THE LCA-VISION FULL VALUE COMMTITEE RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-3.

1.
Repeal any provision of the LCA-Vision Bylaws (“the Bylaws”) in effect at the time this proposal becomes effective that were not included in the Bylaws that became effective on December 31, 2008 and were filed with the Securities and Exchange Commission on January 6, 2009 (the “Bylaw Restoration Proposal”);

☐	☐	☐
Consent	Withhold Consent	Abstain

2.
The removal without cause of William F. Bahl, John H. Gutfreund, John C. Hassan, Steven C. Straus and E. Anthony woods as directors of the Company and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of these Proposals (the “Removal Proposal”).

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF THE THREE DIRECTORS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE FOLLOWING SPACE:

__________________________________________________________________________________________________________________________________

3.
The election of the following five persons as directors of the Company to fill the vacancies resulting from Proposal 2: Dr. Stephen N. Joffe, Jason T. Mogel, Robert Probst, Edward J. VonderBrink and Robert H. Weisman (the “Election Proposal”).

☐	☐	☐
Consent	Withhold Consent	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:

__________________________________________________________________________________________________________________________________

Neither Proposal 1 nor Proposal 2 is subject to, or is conditioned upon, the effectiveness of the other Proposals. Proposal 3 is conditioned in part upon the effectiveness of Proposal 2. If none of the then existing members of (or appointees to) the LCA-Vision Board are removed in Proposal 2, and there are no vacancies to fill, none of the Nominees can be elected pursuant to Proposal 3.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:	2009

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

THIS SOLICITATION IS BEING MADE BY THE LCA-VISION FULL VALUE COMMITTEE AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.